SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration under 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
               to File Reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                         Commission File Number: 1-14328


                        TRAVELERS PROPERTY CASUALTY CORP.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                One Tower Square
                           Hartford, Connecticut 06183
                                 (860) 277-0111
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 Class A Common Stock, par value $.01 per share
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                         6 3/4% Notes Due April 15, 2001
              8.08% Trust Preferred Securities of Subsidiary Trust
                (and registrant's guaranty with respect thereto)
                8% Trust Preferred Securities of Subsidiary Trust
                (and registrant's guaranty with respect thereto)
   ---------------------------------------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [X]        Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(1)(ii)      [ ]        Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12g-4(a)(2)(ii)      [ ]        Rule 15d-6                [ ]
      Rule 12h-3(b)(1)(i)       [X]

      Approximate number of holders of record as of the certification or notice date: 1

      Pursuant to the requirements of the Securities Exchange Act of 1934, Travelers Property Casualty Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated as of: April 20, 2000                  BY:   /s/ James Michener
                                                 --------------------------
                                                       James Michener
                                                       Secretary